Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION
March 6, 2023
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
	RE:	I-80 GOLD CORP Confirmation of Notice of Record and Meeting Dates
We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for
Securities.
We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the
subject issuer:
		1	ISIN:	CA44955L1067
			CUSIP:	44955L106
		2	Date Fixed for the Meeting:	May 9, 2023
		3	Record Date for Notice:	March 31, 2023
		4	Record Date for Voting:	March 31, 2023
		5	Beneficial Ownership Determination Date:	March 31, 2023
		6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:
		7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:
		8	Business to be conducted at the meeting:	Annual and Special
		9	Notice-and-Access:
			Registered Shareholders:	NO
			Beneficial Holders:	NO
			Stratification Level:	Not Applicable
		10	Reporting issuer is sending proxy-related materials
			directly to Non-Objecting Beneficial Owners:	YES
		11	Issuer paying for delivery to Objecting Beneficial Owners:	YES
Yours truly,
TSX Trust Company
"	Lori Winchester	"
Senior Relationship Manager
Lori.Winchester@tmx.com
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